February 10, 2020

John Rice
Chief Executive Officer
SIGMA LABS, INC.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

       Re: SIGMA LABS, INC.
           Registration Statement on Form S-3
           Filed February 3, 2020
           File No. 333-236231

Dear Mr. Rice:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing